Mail Stop 4561

February 13, 2008

By U.S. Mail and facsimile to (517)546-3572.

Janice B. Trouba, Chief Financial Officer
FNBH Bancorp, Inc.
101 East Grand River
Howell, MI 48843

      Re: FNBH Bancorp, Inc.
              Forms 10-Q for the periods ended June 30 and September 30, 2007

Dear Ms. Trouba:

We have reviewed the amendment to your Form 10-Q for the period ended September 30, 2008 and have the following comments:

Forms 10-Q for the periods ended June 30, 2007 and September 30, 2007

1. Please revise to include the disclosure requirements of paragraph 26 of SFAS 154. Also, please revise the explanatory note to the Form 10-Q/A to specifically reference the restatement of the financial statements.

2. We remind you of the requirements of Item 4.02 of Form 8-K.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us a draft of your amendment prior to filing the amended document. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Staff Accountant